SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the date of April 21, 2011

Global Crossing (UK) Telecommunications Limited

(Translation of registrant’s name into English)

7th Floor

10 Fleet Place

London

EC4M 7RB

United Kingdom

+44 (0) 845000 1000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒        Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Explanatory Note

On April 21, 2011 Global Crossing Limited, the parent of the registrant, issued a press release announcing the registrant’s consolidated financial results for the year ended December 31, 2010. A copy of such press release is attached to this report.

EXHIBIT INDEX

Exhibit	Description
99.1	Press release dated April 21, 2011, regarding Global Crossing (UK) Telecommunications Limited’s consolidated financial results for the year ended December 31, 2010.

Exhibit 99.1

Global Crossing Reports GCUK’s

Fourth Quarter and Full Year 2010 Results

FOR IMMEDIATE RELEASE: THURSDAY, APRIL 21, 2011

London — Global Crossing Limited (NASDAQ: GLBC), a leading global IP solutions provider, today announced fourth-quarter and full-year 2010 results for its subsidiary, Global Crossing (UK) Telecommunications Limited (GCUK).

Highlights

For the fourth quarter of 2010, GCUK generated revenue of 83 million pounds and Operating Income Before Depreciation and Amortization (OIBDA) of 18 million pounds. (OIBDA is a non-GAAP measure defined and reconciled below.) The company also reported net cash provided by operations of 10 million pounds. For the full year, GCUK generated revenue of 314 million pounds and OIBDA of 70 million pounds.

“GCUK reported solid results in 2010, with an increase of three percent year over year in GCUK’s ‘Invest and Grow’ revenue,” said John Legere, Global Crossing’s chief executive officer. “We continue to position the business strategically for long-term growth through investments in sales resources and enhanced capabilities to deliver value-added IP, Ethernet, data center and managed solutions.”

Fourth Quarter Results

GCUK generated revenue of 83 million pounds in the fourth quarter, a sequential increase of 10 percent and a year-over-year increase of 6 percent. The sequential and year-over-year increases were primarily due to a non-recurring benefit of 4 million pounds from the completion of a customer contract and 5 million pounds from the sale of equipment in connection with a new contract for managed services.

Gross profit was 31 million pounds for the quarter, a sequential increase of 3 million pounds and a year-over-year increase of 4 million pounds. The sequential and year-over-year improvements were primarily driven by 4 million pounds of margin associated with the previously mentioned contract completion and equipment sale.

GCUK’s OIBDA for the fourth quarter was 18 million pounds, compared to 16 million pounds in the third quarter of 2010 and 16 million pounds in the fourth quarter of 2009. The sequential and year-over-year improvements were driven by improvements in gross profit.

GCUK recorded a net loss of 2 million pounds for the fourth quarter, compared with a net profit of 3 million pounds in the third quarter of 2010 and a net loss of 2 million pounds in the fourth quarter of 2009. The sequential decrease in net profit was primarily due to unfavorable foreign exchange impacts on net U.S. dollar-denominated debt, partially offset by the improvement in OIBDA.

Full Year Results

GCUK generated revenue of 314 million pounds in 2010, compared with 309 million pounds for 2009. The year-over-year increase in revenue was due to growth in the company’s strategic “Invest and Grow” services including the previously mentioned contract completion and equipment sale, partially offset by declines in wholesale voice revenue.

Gross profit for 2010 was 117 million pounds, or 37 percent of revenue, compared with gross profit of 112 million pounds, or 36 percent of revenue in 2009. The year-over-year increase in gross profit was principally due to margin associated with the previously mentioned contract completion and equipment sale and lower depreciation and amortization in 2010, partially offset by the benefit in 2009 from a favorable regulatory ruling.

GCUK’s OIBDA for 2010 was 70 million pounds, compared with 66 million pounds in 2009. The year-over-year increase in OIBDA was due to higher gross margin.

GCUK recorded net loss of 7 million pounds for 2010, compared with net profit of 5 million pounds in 2009. The year-over-year decrease was primarily due to an unfavorable foreign exchange impact on net U.S. dollar-denominated debt in 2010.

Cash and Liquidity

As of December 31, 2010, GCUK had cash and cash equivalents of 49 million pounds, compared with 42 million pounds on September 30, 2010, and 37 million pounds on December 31, 2009.

GCUK’s cash and cash equivalents increased 7 million pounds in the fourth quarter. Net cash provided by operating activities during the fourth quarter totaled 10 million pounds, after cash provided by operating working capital of 16 million pounds and interest payments of 16 million pounds. During the quarter, GCUK recorded purchases of property, plant and equipment of 2 million pounds and principal payments on finance leases and other debt of 1 million pounds.

GCUK’s cash and cash equivalents increased by 12 million pounds during 2010. Net cash from operating activities during 2010 totaled 16 million pounds, including cash used in operating working capital of 7 million pounds and interest payments of 34 million pounds. During 2010, GCUK recorded purchases of property, plant and equipment of 16 million pounds and principal payments on finance leases and other debt of 8 million pounds. In 2010, GCUK also borrowed 13 million pounds from Global Crossing Europe Limited, a subsidiary of Global Crossing Limited.

International Financial Reporting Standards

GCUK’s results reported here include audited consolidated financial results for the year ended December 31, 2009; unaudited consolidated financial results for the year ended December 31, 2010 and the three months ended December 31, 2009, September 30, 2010 and December 31, 2010; the unaudited consolidated balance sheet as of December 31, 2010; and audited consolidated balance sheet as of December 31, 2009, all in accordance with IFRS and in pounds sterling, as published by the International Accounting Standards Board (IASB). GCUK’s results for the fourth quarters of 2010 and 2009 and the third quarter of 2010, as well as those for the full years 2010 and 2009, were included in Global Crossing’s consolidated results previously reported on February 22, 2010, in accordance with U.S. GAAP and in U.S. dollars.

Non-GAAP Financial Measures

Consistent with the U.S. Securities and Exchange Commission’s (SEC’s) Regulation G, the attached tables include a definition of OIBDA, as well as a reconciliation of such measure to the most directly comparable financial measure calculated in accordance with IFRS.

Conference Call

On April 11, 2011, Global Crossing announced it has entered into a definitive agreement with Level 3 Communications, Inc. (“Level 3”) under which Level 3 will acquire Global Crossing. Pending completion of the acquisition, Global Crossing will continue to issue quarterly releases of GCUK financial results and make periodic filings with the SEC as may be required by law or under the applicable indenture for the notes issued by Global Crossing (UK) Finance Plc. However, management has decided to discontinue conducting separate quarterly conference calls to discuss GCUK’s standalone financial results.

ABOUT GLOBAL CROSSING

Global Crossing (NASDAQ: GLBC) is a leading global IP, Ethernet, data center and video solutions provider with the world's first integrated global IP-based network. The company offers a full range of data, voice, collaboration, broadcast and media services delivered with superior customer service.

Global Crossing provides services to enterprises (including approximately 40 percent of the Fortune 500); government departments and agencies; and 700 carriers, mobile operators and ISPs. It delivers converged IP services to more than 700 cities in more than 70 countries, and has 17 world-class data centers in major business centers around the globe.

Please visit www.globalcrossing.com for more information about Global Crossing.

# # #

Website Access to Company Information

Global Crossing maintains a corporate website at www.globalcrossing.com, and you can find additional information about the company through the Investors pages on that website at http://investors.globalcrossing.com. Global Crossing utilizes its website as a channel of distribution of important information about the company. Global Crossing routinely posts financial and other important information regarding the company and its business, financial condition and operations on the Investors web pages.

Visitors to the Investors web pages can view and print copies of Global Crossing's SEC filings, including periodic and current reports on Forms 10-K, 10-Q, 8-K, and in respect of GCUK’s Forms 20-F and 6-K, as soon as reasonably practicable after those filings are made with the SEC. Copies of the charters for each of the standing committees of Global Crossing's Board of Directors, its Corporate Governance Guidelines, Ethics Policy, press releases and analysts presentations are all available through the Investors web pages.

Please note that the information contained on any of Global Crossing's websites is not incorporated by reference in, or considered to be a part of, any document unless expressly incorporated by reference therein.

# # #

This press release contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties that could cause the actual results to differ materially, including: the failure to occur of any condition to the closing of the acquisition of Global Crossing by Level 3, including the failure to obtain a required approval or the experiencing of a material adverse effect by either company; the failure to achieve expected synergies from the acquisition; the impact on the business of current global economic conditions and volatility in global credit markets; the impact on the business of the tightening of budgets by UK government agencies, including significant customers of GCUK; the availability of future borrowings in an amount sufficient to pay our indebtedness and to fund our other liquidity needs; increased competition and pricing pressures resulting from technology advances and regulatory changes; competitive disadvantages relative to competitors with superior resources; the concentration of revenue in a limited number of customers, and the rights of such customers to terminate their contracts or to simply cease purchasing services thereunder; foreign exchange risks; the influence of the company’s parent, and possible conflicts of interest of the parent or of certain of GCUK’s directors and officers; our ability to raise capital through financing activities in an amount sufficient to pay our indebtedness and to fund our other liquidity needs; and other risks referenced from time to time in GCUK’s filings with the Securities and Exchange Commission. Global Crossing undertakes no duty to update information contained in this press release or in other public disclosures at any time.

CONTACT GLOBAL CROSSING:

Press Contact

Michael Schneider

+ 1 973 937 0146

Michael.Schneider@globalcrossing.com

Analysts/Investors Contacts

Mark Gottlieb

+ 1 800 836 0342

glbc@globalcrossing.com

Gino Mathew

United Kingdom

+ 1 973 937 0133

gino.mathew@globalcrossing.com

IR/PR1

5 Schedules to Follow

SCHEDULE 1:	CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
SCHEDULE 2:	CONSOLIDATED STATEMENTS OF OPERATIONS
SCHEDULE 3:	CONSOLIDATED STATEMENTS OF CASH FLOWS
SCHEDULE 4:	SUMMARY OF CONSOLIDATED REVENUES
SCHEDULE 5:	RECONCILIATION OF OIBDA TO NET PROFIT/LOSS

Schedule 1

Global Crossing (UK) Telecommunications Limited and Subsidiaries

Consolidated Statements of Financial Position

Results below are in pounds sterling in thousands

	December 31, 2010	December 31, 2009
	(unaudited)
Non-current assets
Intangible assets, net	£10,524	£11,417
Property, plant and equipment, net	139,269	157,526
Investment in associate	218	210
Retirement benefit asset	299	468
Trade and other receivables	38,768	33,230

	189,078	202,851

Current assets
Trade and other receivables, net	49,718	58,125
Cash and cash equivalents	49,224	37,331

	98,942	95,456

Total assets	£288,020	£298,307

Current liabilities
Trade and other payables	£(72,680)	£(81,085)
Senior secured notes	(10,857)	(11,819)
Deferred revenue	(39,608)	(37,313)
Provisions	(2,011)	(1,281)
Obligations under finance leases	(7,111)	(7,310)
Other debt obligations	(18)	(285)

	(132,285)	(139,093)

Non-current liabilities
Trade and other payables	(22,874)	(10,830)
Senior secured notes	(262,538)	(255,496)
Deferred revenue	(79,099)	(90,326)
Retirement benefit obligation	(1,842)	(2,551)
Provisions	(1,636)	(2,211)
Obligations under finance leases	(8,109)	(12,262)
Other debt obligations	—	(9)

	(376,098)	(373,685)

Total liabilities	(508,383)	(512,778)

Net liabilities	£(220,363)	£(214,471)

Capital and reserves
Equity share capital (101,000 shares outstanding at £1 each)	£101	£101
Capital reserve	32,330	31,271
Accumulated deficit	(252,794)	(245,843)

Total equity	£(220,363)	£(214,471)

Schedule 2

Global Crossing (UK) Telecommunications Limited and Subsidiaries

Consolidated Statements of Operations

Results below are in pounds sterling in thousands

	Three Months Ended			Year Ended
	December 31, 2010	September 30, 2010	December 31, 2009	December 31, 2010	December 31, 2009
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenue	£82,804	£75,331	£78,126	£314,009	£308,864
Cost of sales	(51,630)	(47,021)	(50,457)	(197,063)	(197,160)

Gross profit	31,174	28,310	27,669	116,946	111,704
Distribution costs	(6,580)	(5,745)	(5,417)	(25,187)	(19,352)
Administrative expenses	(16,365)	(16,269)	(16,839)	(62,459)	(68,708)

Operating profit	8,229	6,296	5,413	29,300	23,644
Finance revenue	1,108	1,139	1,026	4,661	4,924
Finance charges	(8,967)	(9,142)	(8,538)	(36,647)	(34,311)
Net foreign exchange (loss)/gain on foreign currency borrowings, net	(2,276)	5,039	686	(4,022)	11,009

(Loss)/profit before tax	(1,906)	3,332	(1,413)	(6,708)	5,266
Tax charge	(28)	(63)	(149)	£(243)	(598)

(Loss)/profit for the period	£(1,934)	£3,269	£(1,562)	£(6,951)	£4,668

Schedule 3

Global Crossing (UK) Telecommunications Limited and Subsidiaries

Consolidated Statements of Cash Flows

Results below are in pounds sterling in thousands

	For the Year Ended
	December 31, 2010	December 31, 2009
	(unaudited)
Operating activities
(Loss)/profit for the period	£(6,951)	£4,668
Adjustments for:
Finance costs, net	36,008	18,378
Income tax charges	243	598
Depreciation of property, plant and equipment	34,199	35,256
Amortization of intangible assets	2,100	1,803
Amortization of prepaid connection costs	6,659	8,637
Share based payment expense	271	767
Loss/(gain) on disposal of property, plant and equipment	591	(19)
Impairment of assets	650	—
Equity income for associate	(8)	(32)
Change in long term deferred revenue	(11,227)	(10,368)
Change in long term other assets and liabilities	(5,332)	(24)
Change in operating working capital:
—Change in trade accounts receivable and accrued income	1,675	3,016
—Change in trade accounts payable and accrued cost of access	(2,553)	(6,001)
—Change in other receivables current	(1,407)	(9,715)
—Change in other payables current	(4,875)	3,589

Cash generated from operations	50,043	50,553
Interest paid	(34,155)	(32,208)

Net cash provided by operating activities	£15,888	£18,345

Investing activities
Interest received	£6,141	£1,230
Proceeds from disposal of property, plant and equipment	—	58
Purchase of property, plant and equipment	(15,693)	(12,000)

Net cash used in investing activities	£(9,552)	£(10,712)

Financing activities
Loans provided by group companies	£13,100	£9,908
Repayment of Senior secured notes	(221)	(7,382)
Repayment of employee taxes on share-based payments	—	(1,047)
Proceeds from sale/leaseback	—	4,455
Repayments of capital elements under finance leases	(7,047)	(11,649)
Repayment of capital element of other debt obligations	(275)	(687)

Net cash provided by/(used in) financing activities	£5,557	£(6,402)

Net increase in cash and cash equivalents	11,893	1,231
Cash and cash equivalents at beginning of year	37,331	36,100

Cash and cash equivalents at end of year	£49,224	£37,331

Non-cash investing activities:
Capital lease and debt obligations incurred	£2,697	£2,542

Schedule 4

Global Crossing (UK) Telecommunications Limited and Subsidiaries

Summary of Consolidated Revenues

Results below are in pounds sterling in thousands

	Three Months Ended			Year Ended
	December 31, 2010	September 30, 2010	December 31, 2009	December 31, 2010	December 31, 2009
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues:
Enterprise, carrier data and indirect sales channels	£82,067	£74,590	£76,618	£310,170	£301,924
Carrier voice	629	633	1,383	3,373	6,440

Revenues from third party customers	82,696	75,223	78,001	313,543	308,364
Revenues from Global Crossing group companies	108	108	125	466	500

Consolidated revenues	£82,804	£75,331	£78,126	£314,009	£308,864

Schedule 5

Global Crossing (UK) Telecommunications Limited and Subsidiaries

Reconciliation of Net (Loss) Profit to OIBDA

Results below are in pounds sterling in thousands

Pursuant to the SEC’s Regulation G, the following table provides a reconciliation of net (loss)/profit under IFRS to OIBDA, which is considered a non-GAAP (Generally Accepted Accounting Principles) financial measure.

OIBDA is defined as operating profit before depreciation and amortization and foreign exchange (losses) gains on operating working capital movements, based upon our consolidated statements of operations. OIBDA differs from operating profit, in that it excludes depreciation and amortization. Such excluded expenses primarily reflect the non-cash impacts of historical capital investments, as opposed to the cash impacts of capital expenditures made in recent periods. In addition, OIBDA does not give effect to cash used for debt service requirements and thus does not reflect available funds for reinvestment, distributions or other discretionary uses.

Management uses OIBDA as an important part of our internal reporting and planning processes and as a key measure to evaluate profitability and operating performance, make comparisons between periods, and to make resource allocation decisions. Management believes that the investment community uses similar performance measures to compare performance of competitors in our industry.

There are material limitations to using non-GAAP financial measures. Our calculation of OIBDA may differ from similarly titled measures used by other companies, and may not be comparable to those other measures. Additionally, OIBDA does not include certain significant items such as depreciation and amortization, finance revenue, finance charges, foreign exchange (losses) gains, income taxes and other non-operating profit or loss items. OIBDA should be considered in addition to, and not as a substitute for, other measures of financial performance reported in accordance with GAAP.

Management believes that OIBDA is useful to our investors as it is a relevant indicator of operating performance, especially in a capital-intensive industry such as telecommunications. OIBDA provides investors with an indication of the underlying performance of our everyday business operations. It excludes the effect of items associated with our capitalization and tax structures, such as interest income, interest expense and income taxes, and of other items not associated with our everyday operations.

	Three Months Ended			Year Ended
	December 31, 2010	September 30, 2010	December 31, 2009	December 31, 2010	December 31, 2009
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net (loss)/profit	£(1,934)	£3,269	£(1,562)	£(6,951)	£4,668
Tax charge	28	63	149	243	598
Finance revenue	(1,108)	(1,139)	(1,026)	(4,661)	(4,924)
Finance charges	8,967	9,142	8,538	36,647	34,311
Net foreign exchange loss/(gain) on foreign currency borrowings, net	2,276	(5,039)	(686)	4,022	(11,009)

Operating profit	8,229	6,296	5,413	29,300	23,644
Depreciation and amortization	10,042	10,043	10,657	40,409	43,124
Other foreign exchange gain/(loss), loss on disposal of fixed assets and other income	203	109	(210)	691	(848)

OIBDA	£18,474	£16,448	£15,860	£70,400	£65,920

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Global Crossing (UK) Telecommunications Limited

By:	/S/ EDWARD T. HIGASE
Name:	Edward T. Higase
Title:	Managing Director

Date: April 21, 2011